

July 11, 2013

Via E-mail
Mr. Geoff Burns
Chief Executive Officer
Pan American Silver Corp.
625 Howe Street, Suite 1500
Vancouver, BC, V6C 2T6
Canada

> **Re: Pan American Silver Corp.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 000-13727**

Dear Mr. Burns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 1.2 – Management's Discussion and Analysis for the Year Ended December 31, 2012

Alternative Performance (non-GAAP) Measures, page 41
Cash and Total Costs per Ounce of Silver, page 41

1. We note throughout your filing you disclose cash costs per ounce and total costs per ounce on a mine-by-mine basis. Please provide us with your computation on a mine-by-mine basis, and reconcile these amounts to your consolidated computation.

Exhibit 1.3 – Consolidated Financial Statements and Notes

Financial Statements
Notes to Financial Statements
Note 2 – Summary of Significant Accounting Policies, page 13

2.   Your accounting policies do not appear to address your cost accounting for by-products. Please expand your future disclosure to include i) whether by-products are allocated the same types of direct and indirect production costs allocated to your principal metals (including allocated overhead, depreciation, depletion and amortization), and ii) whether by-product costs are included in inventory prior to sale (e.g. stockpiled ore, in-process inventory, and finished goods, as applicable). In your response, please provide us a sample of your proposed future disclosure.

Exploration and Evaluation Expenditure, page 21

3.   We note your policy regarding the transfer of capitalized evaluation expenditures to mineral properties is based in part upon receiving appropriate development approvals. Paragraph 17 of IFRS 6 requires that exploration and evaluation assets be tested for impairment and reclassified once technical feasibility and commercial viability have been demonstrated. Please tell us i) how you apply paragraph 17 of IFRS 6 to your policy of requiring approvals and ii) how you account for capitalized costs in projects for which reserves have been established, consistent with CIM Definition Standards, but development has not yet been approved (i.e. tell us whether you believe the reserves associated with these projects do not demonstrate the technical feasibility and commercial viability of the project).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining